Nasdaq Regulation



William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

October 8, 2020
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on October 8, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Landcadia Holdings III, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock and one- third of one redeemable warrant

Class A Common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery